UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 6)*


                   Allegheny Technologies Incorporated
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                01741R102
                              (CUSIP Number)

                            December 31, 2012
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















CUSIP: 01741R102                                                Page 1 of 7

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  4,168,687


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        4,654,490
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,654,490          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.3%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC








CUSIP: 01741R102                                                Page 2 of 7

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934

Amendment No. 6

Item 1(a)     Name of Issuer:
       Allegheny Technologies Incorporated

Item 1(b)     Address of Issuer's Principal Executive Offices:
       1000 Six PPG Place
       Pittsburgh, PA  15222-5479

Item 2(a)     Name of Person(s) Filing:
       Capital Group International, Inc.

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       11100 Santa Monica Blvd.
       Los Angeles, CA 90025

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       01741R102

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
        (g)     [X]     A parent holding company or control person in
            accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       See page 2

       Capital Group International, Inc. ("CGII") is the parent
       holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G.  The
       investment management companies, which include a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of
       1934 (the "Act") and several investment advisers registered
CUSIP: 01741R102                                                Page 3 of 7
       under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Capital International Investors, a division of Capital Research and Management
       Company, shares investment research and proxy voting decision making with CGII management companies. Shares managed by Capital International Investors are reported in aggregate with CGII. CGII does not have investment power or voting power over any of the securities reported herein. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to "beneficially own" 4,654,490 shares or 4.3% of the 107,322,304 shares believed to be outstanding.

       Shares reported by Capital Group International, Inc., include 6,173 shares resulting from the assumed conversion of $258,000 principal amount of the 4.25% Convertible Senior Note due
       06/01/2014.

       CGII, its investment management subsidiaries and Capital International Investors division of Capital Research and Management Company collectively provide investment management services under the name "Capital International Investors."

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       1. Capital Guardian Trust Company ("CGTC") is a bank as defined in Section 3(a)(6) of the Act and an investment adviser registered under Section 203 of the Investment Adviser Act of 1940, and a wholly owned subsidiary of Capital Group International, Inc.
       2. Capital International Limited ("CIL") does not fall within any of the categories described in Rule 13d-1(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc.
       3. Capital International Sarl ("CISA") does not fall within any of the categories described in Rule 13d-1(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc.
       4. Capital International, Inc. ("CIInc") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of Capital Group International, Inc.


CUSIP: 01741R102                                                Page 4 of 7

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:          February 1, 2013

        Signature:     ***Peter C. Kelly
        Name/Title:    Peter C. Kelly, Secretary
                       Capital Group International, Inc.




        ***By  /s/ Liliane Corzo
               Liliane Corzo
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated January 4, 2013 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group
          International, Inc.





















CUSIP: 01741R102                                                Page 5 of 7

























                           POWER OF ATTORNEY

          The undersigned do hereby appoint Michael J. Downer, Kristine
M. Nishiyama and Liliane Corzo, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities deemed held by the undersigned, Capital Group International, Inc., Capital Guardian Trust Company, Capital International, Inc., Capital International K.K., Capital International Limited, Capital International Sarl, Capital International Investors, American Funds Insurance Series - Growth-Income Fund, American Mutual Fund, Emerging Markets Growth Fund, Inc., EuroPacific Growth Fund, New Perspective Fund, Inc., and New World Fund, Inc., and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

          IN WITNESS WHEREOF, this Power of Attorney has been executed as of the 4th day of January, 2013.

    Capital Group International, Inc.   Capital International
                                        Sarl


    /s/ Peter C. Kelly                  /s/ Fabrice Remy
    Name:     Peter C. Kelly            Name:     Fabrice Remy
    Title:     Secretary                Title:     Vice
                                        President and Senior
                                        Counsel


    Capital Guardian Trust Company      Capital International
                                        Investors


    /s/ Peter C. Kelly                  /s/ Robert W. Lovelace
    Name:     Peter C. Kelly            Name:     Robert W.
CUSIP: 01741R102                                                Page 6 of 7

                                        Lovelace
    Title:     Senior Vice President    Title:     Senior Vice
    and Senior Counsel                  President


    Capital International, Inc.         American Funds Insurance
                                        Series


    /s/ Peter C. Kelly                  /s/ Maria T. Manotok
    Name:     Peter C. Kelly            Name:     Maria T.
                                        Manotok
    Title:     Senior Vice President,   Title:     Vice
    Senior Counsel and Secretary        President


    Capital International K.K.          American Mutual Fund
                                        EuroPacific Growth Fund
                                        New Perspective Fund
    /s/ Thomas B. Quantrille            New World Fund, Inc.
    Name:     Thomas B. Quantrille
    Title:     President
                                        /s/ Vincent P. Corti
                                        Name:     Vincent P.
                                        Corti
    Capital International Limited       Title:     Secretary


    /s/ Ida Levine                      Emerging Markets Growth
                                        Fund, Inc.
    Name:     Ida Levine
    Title:     Senior Vice President
                                        /s/ Peter C. Kelly
                                        Name:     Peter C. Kelly




























CUSIP: 01741R102                                                Page 7 of 7